Stephen M. Davis 212.813.8804 sdavis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10022 T: 212.813.8800 F: 212.355.3333

August 18, 2011

Via FedEx, Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Brad Skinner

Re:	Puda Coal, Inc.
Form 8-K
Filed July 14, 2011
Form 8-K, As Amended
Filed July 18, 2011
File No. 011-34459

Dear Mr. Skinner:

We are U.S. legal counsel to the audit committee (the “Audit Committee”) of Puda Coal, Inc. (the “Company”).  This letter supplements our phone conversation on August 11, 2011 with respect to the letter dated July 19, 2011 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  Although the Comment Letter was addressed to Ms. Qiong Wu, the Chief Financial Officer of the Company, Ms. Wu asked that the Audit Committee, which is conducting an investigation into allegations of improper and undisclosed transactions by Mr. Ming Zhao, the Chairman of the Board of Directors and controlling stockholder of the Company and the subject of the Form 8-K filed on July 14, 2011 (“8-K”), as amended on July 18, 2011 by Amendment No. 1 (the “Amendment No. 1”), prepare these responses to the Comment Letter.

For the convenience of the Staff, we have repeated the comment from the Staff in bold immediately prior to our response below.  We have also included a copy of the Company’s Amendment No. 2 to the Form 8-K to be filed with the Commission via Edgar.

Form 8-K Filed July 14, 2011

1.
We note your former accountant has informed you that it is no longer able to rely on the representations of the Company’s management received in connection with its audits of your financial statements for the years ended December 31, 2009 and 2010, a reportable event contemplated by Item 304(a)(1)(v)(B) of Regulation S-K.  In detail, please describe for us the facts and circumstances that led to this reportable event and tell us whether or not you intend to restate any prior period for any adjustment resulting from the reportable event; and if not, why not.  In addition, please tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the reportable event identified in your filing.

In our letter to the Staff dated July 29, 2011, we specified the facts and circumstances that led to Moore Stephens’ resignation and non-reliance letter with respect to its 2009 and 2010 audit reports.  As of this day, the internal investigation of the alleged transactions by Mr. Zhao as referenced in Moore Stephens’ letter is ongoing and the Audit Committee is working expeditiously to complete the investigation.  The Company is also seeking to engage a new auditor to audit the Company’s financial statements for fiscal 2009 and 2010 and to review any subsequent interim period financial statements.  The Company will not be able to determine whether it needs to restate any prior period for any adjustment resulting from the above reportable event until after the Audit Committee has concluded its internal investigation.  The Company plans to use the findings of the investigation to make any corrective or updating disclosure that is required under the securities laws.

Form 8-K, As Amended on July 18, 2011

2.
We note your former accountant’s statement in Exhibit 99.1 that it disagrees with “the completeness of the explanation for our conclusion that we can no longer rely on the Company’s representations, which explanation is set forth in the redacted portions of our letter of July 7, 2011.” Please revise and amend your filing for the following:

•	Provide a more complete description of the information provided by your former accountant, as required by Item 4.02(b)(3) of Form 8-K;

•	File as an exhibit the un-redacted version of your former accountant’s resignation letter included in Exhibit 7.1 that you filed in the Form 8-K on July 14, 2011;

•	Obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

In its letter dated July 13, 2011, which was filed by the Company as Exhibit 99.1 to the Amendment No. 1, Moore Stephens stated that it disagreed with the completeness of the explanation in the 8-K for its conclusion that it could no longer rely on the Company’s representations.  Moore Stephens had such disagreement because the Company filed a redacted version of its resignation letter dated July 7, 2011 rather than the complete version.  In response to the Staff’s comment above, the Company will amend the Form 8-K by filing an Amendment No. 2 to include as an exhibit the un-redacted version of Moore Stephens’ resignation letter.  The Company will also obtain and file an updated Exhibit 16 letter from Moore Stephens stating whether it agrees with the statements made in the Company’s amended Form 8-K.

3.
When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K.  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We have duly noted the Staff’s comment above.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for their courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at (212) 813-8804 or my colleague Catherine X. Pan at (212) 459-7057.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

cc:	Lawrence Wizel, Chairman, Audit Committee of the Board of Directors
Puda Coal, Inc.
Qiong Wu, Chief Financial Officer
Puda Coal, Inc.
Richard Strassberg, Esq.
Goodwin Procter LLP

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